SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__)

BRISSET BEER INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

10973Y107
 (CUSIP Number)

December 22, 2015
(Date of Event Which Requires Filing of this Statement)
______________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746387 10 9	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON(S) Hayden Fisher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 390,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 390,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Based upon 3,608,000 shares of common stock outstanding as of December 29, 2015, as reported by the Issuer's transfer agent.

CUSIP No. 746387 10 9	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Brisset Beer International, Inc.

(b)                  Address of Issuer's Principal Executive Offices:

370 Guy Street, Suite G9, Montreal, Quebec, Canada H3J 1S6

Item 2.

(a)    Name of Person Filing:

This statement is filed by and on behalf of Hayden Fisher.

(b)    Address of Principal Business Office or, if none, Residence:

The residential address of Hayden Fisher is 2005 Dufour Avenue #A, Redondo Beach, California 90278.

(c)    Citizenship:

United States

(d)    Title of Class of Securities:

Common Stock, par value $0.0001

(e)    CUSIP Number:

10973Y107

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 746387 10 9	13G	Page 4 of 5 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(3)

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)    Amount beneficially owned:

390,000 shares

(b)    Percent of class:

10.0%

(c)    Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:

390,000 shares

(ii)            Shared power to vote or to direct the vote:

0

(iii)            Sole power to dispose or to direct the disposition of:

390,000 shares

(iv)            Shared power to dispose or to direct the disposition of:

0

Mr. Fisher's beneficial ownership of 390,000 shares described above, includes an aggregate of 292,500 shares of common stock issuable within 60 days upon the exercise of warrants held by Mr. Fisher. Based upon 3,608,000 shares outstanding as of December 29, 2015, as reported by the Issuer's transfer agent, this represents approximately 10.0% of the outstanding shares of common stock of the Issuer. The warrants to acquire 292,500 shares may be exercised by Mr. Fisher at any time to the extent that the total number of shares of common stock then beneficially owned by Mr. Fisher and his affiliates does not exceed 4.99% of the outstanding shares of common stock of the Issuer unless such limitation is waived by Mr. Fisher upon not less than 61 days prior notice to the Issuer.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of common stock into which the warrants held by Mr. Fisher is exercisable is limited, pursuant to the terms of such warrants, to that number of shares which would result in Mr. Fisher together with his affiliates having beneficial ownership of 4.99% of the total issued and outstanding shares of common stock of the Issuer (the "Ownership Limitation"), Mr. Fisher disclaims beneficial ownership of any and all shares of common stock that would cause his beneficial ownership to exceed the Ownership Limitation.

CUSIP No. 746387 10 9	13G	Page 5 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2016

/s/ Hayden Fisher_______
Hayden Fisher